July 19, 2010
VIA EDGAR TRANSMISSION
Mr. H. Roger Schwall
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Brigham Exploration Company
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 1, 2010
Schedule 14A Definitive Proxy Statement
Filed April 26, 2010
File No. 1-34224
Dear Mr. Schwall,
Brigham Exploration Company (the “Company”) has the following responses to the comments of the staff of the Securities and Exchange Commission (the “SEC”) contained in your letter of July 1, 2010. The Company’s responses are numbered to correspond to the numbers used to designate the staff’s comments in your comment letter.
Form 10-K for the Fiscal Year Ended December 31, 2009
Properties, page 22
Comment No. 1 Oil and Natural Gas Reserves, page 27
We are unable to locate a description of the internal controls used in your reserve estimation effort. We note you engaged Cawley, Gillespie & Associates, Inc. (“CG&A”), a third-party engineering firm, to prepare your reserve estimates. However, preparation of your reserves by a third-party engineering firm does not alleviate your obligation to disclose a description of the internal control procedures you perform with regard to your reserve estimation effort, including controls required to ensure that information taken from third party reports is properly disclosed in your filing. Please modify your disclosures accordingly.
Response: The Company’s policies regarding internal controls over the recording of reserves estimates requires reserves to be in compliance with the SEC definitions and guidance and prepared in accordance with generally accepted petroleum engineering principles.

The Company confirms that its future filings on Form 10-K will provide the requested disclosure. The Company respectfully requests that it not be required to amend its Form 10-K for the year ended December 31, 2009 to provide the requested disclosure.
Comment No. 2 Oil and Natural Gas Reserves, page 27
Please disclose the qualifications of the technical person primarily responsible for accepting the final report of the reserve estimates from CG&A. We refer you to the guidance in Item 1202(a)(7) of Regulation S-K.
Response: The Company’s Chief Reservoir and Acquisitions Engineer is the technical person primarily responsible for overseeing the preparation of the Company’s reserve estimates. He has a degree in Petroleum Engineering from Texas A&M University and over 26 years experience in the industry, including SEC compliance with respect to proved reserves. He is licensed professional engineer in the State of Texas (PE 76121).
The Company confirms that its future filings on Form 10-K will provide the requested disclosure. The Company respectfully requests that it not be required to amend its Form 10-K for the year ended December 31, 2009 to provide the requested disclosure.
Comment No. 3 Proved Undeveloped Reserves, page 28
We note from your disclosure that “The application of advance drilling and completion techniques, which incorporates drilling long laterals and completing wells with swell packers and between 18 and 32 fracture stimulation stages in 2009, appears to have enhanced our estimated ultimate recoveries (EURs) and thereby improved our rates of return. During 2009, we applied these advanced drilling and completion techniques to areas that had previously experienced minimal drilling activity and drilled apparently economic wells. In these areas, we were able to increase our level of PUD reserves.” Your use of phrases such as “appears to have enhanced” and “drilled apparently economic wells” makes it unclear if the reserves recorded meet the reasonable certainty threshold outlined in Rule 4-10 of Regulation S-X. Please modify your disclosure as necessary.
Response: The Company confirms that the reserves recorded do meet the reasonable certainty threshold outlined in Rule 4-10 of Regulation S-X.
To avoid confusion, the Company confirms it will not use this phrasing in future filings on Form 10-K. The Company respectfully requests that it not be required to amend its Form 10-K for the year ended December 31, 2009 to modify the prior disclosure.

Comment No. 4 Proved Undeveloped Reserves, page 28
We note your disclosure that “The new rules increased the number of offsetting PUD locations we were able to book in unconventional resource plays such as the Williston Basin from two in 2008 to four in 2009.” Please note that the revised definitions of undeveloped oil and gas reserves in Rule 4-10 of Regulation S-X do not specify the number of offsetting PUD locations that may be identified as proved. Please modify your disclosure accordingly.
Response: Although the revised definitions of undeveloped oil and gas reserves in Rule 4-10 of Regulation S-X do not specify the number of offsetting PUD locations that may be identified as proved, Cawley, Gillespie & Associates, Inc. (“CGA”), the Company’s third party reserve engineers, permitted the Company to book a maximum of four offsetting PUD locations in the Middle Bakken and Three Forks objectives in the Williston Basin, provided SEC standards were met for those four locations. CGA applied this policy to all companies for which it acts as third party reserve engineer with proved reserves in the Middle Bakken and Three Forks objectives in the Williston Basin. It is feasible that CGA may modify this policy in the future.
The Company respectfully requests that it not be required to amend its Form 10-K for the year ended December 31, 2009 to modify the prior disclosure.
Comment No. 5 Proved Undeveloped Reserves, page 28
You state that you converted .98 MMBOE of proved undeveloped reserves into proved developed reserves in 2009. This represents approximately 8.0% of your total proved undeveloped reserves at year end 2008 and 5.6% of your proved undeveloped reserves at year end 2009. This rate of development at year end 2009 suggests that it will take approximately 18 years to develop all of your proved undeveloped reserves, assuming no additional proved undeveloped reserves are added during this time. As proved undeveloped reserves should generally be developed within five years of initially booking them as proved, please also tell us how you plan to accomplish this. As part of your response, please also provide us the amount and percentage of your proved undeveloped reserves that were converted to proved developed reserves for three years prior to 2009.
Response: In 2006, 2007 and 2008, the Company converted 4,319 MBOE (39.8%), 1,116 MBOE (10.2%) and 2,241 MBOE (19%) of its proved undeveloped reserves to proved developed reserves, respectively. Due to the unfavorable macro economic environment experienced in late 2008 and the first half of 2009, including severely depressed commodity prices, the Company ceased drilling and completion operations in the first half of 2009 and reduced its 2009 capital expenditure budget to $37.1 million from $185 million in 2008. As a result, the Company’s rate of conversion of proved undeveloped reserves into proved developed reserves for 2009 is lower in than prior years. The Company resumed drilling activity in the second half of 2009 with the improvement of the macro economic environment and has significantly increased drilling activity in 2010 with a capital expenditure budget of $293.9 million. The Company estimates that it has converted 15.2% of its year end 2009 proved undeveloped reserves in the first half of 2010 and that it will convert 24.7% of its proved undeveloped reserves in 2010. The Company’s current drilling plan estimates that it will take approximately five years to convert all of its proved undeveloped reserves.

Comment No. 6 Sales Volumes, Prices and Production Costs, page 32
We note your disclosure in the table on page 32 regarding sales volumes for each of your last three fiscal years. Please provide such disclosure for each field that contains 15% or more of your total proved reserves, or explain to us why you concluded that the information for each significant field is not required. See Item 1204(a) of Regulation S-K.
Response: The Company agrees with the staff that Item 1204(a) of Regulation S-K requires disclosure of sales volumes for each field containing 15% or more of its proved reserves. Although the only provinces containing 15% or more of the Company’s total proved reserves are the Rocky Mountains and the Onshore Gulf Coast, the Company also disclosed total proved reserves for two additional provinces in order to provide investors with more complete disclosure. Although it is possible to provide additional disclosure for the Rocky Mountains and the Onshore Gulf Coast provinces on a field-by-field basis, the Company’s internal practice is to treat each of these provinces as a whole. The Company’s reserve report from CGA also reflects this practice. Additionally, if the Company provided disclosure for these provinces on a field-by-field basis for fields containing 15% or more of the Company’s total proved reserves, it would only be providing disclosure for one field, which contained 20.1% of the Company’s total proved reserves. The Company believes the prior disclosure provides investors with complete disclosure since it is providing investors with the same information that it uses internally.
The Company respectfully requests that it not be required to amend its Form 10-K for the year ended December 31, 2009 to modify the prior disclosure.
Comment No. 7 Exhibits
We note your disclosure at page 5 that your natural gas production is sold to various purchasers under both monthly spot market contracts and multi-year arrangements. We also note your disclosure in Note 10 to your financial statements that one customer accounted for 31% of your oil and natural gas sales for the year ended December 31, 2009. Please file all material contracts with such customers pursuant to Item 601(b)(10) of Regulation S-K. In the alternative, provide us with your analysis as to why no contracts need to be filed.
Response: The 2009 sales to Purchaser D were made on a month to month basis under a contract that is terminable by either party at any time. The Company frequently reviews alternative purchasers. The Company believes that the loss of any one purchaser, including Purchaser D, would not have a material effect on its financial position or results of operations since there are numerous potential purchasers of its production.

Comment No. 8 Exhibit 99.1
We note that the report of Cawley, Gillespie & Associates, Inc. discloses the base oil and gas prices used for the reserves estimation. Please obtain a revised report that also discloses the weighted average prices from the total company reserves report. See Item 1202(a)(8)(v) of Regulation S-K.
Response: Pursuant to telephone messages exchanged between myself and Tracey McNeil of the staff on July 16, 2010, the Company understands that the staff interprets Item 1202(a)(8)(v), which requires disclosure of the “primary economic assumptions” used in the reserves estimation, to include the weighted average prices. The Company confirms that the weighted averages prices were used in the reserves estimation.
The Company confirms that its future filings on Form 10-K will provide the requested disclosure. The Company respectfully requests that it not be required to amend its Form 10-K for the year ended December 31, 2009 to provide the requested disclosure.
Schedule 14A Definitive Proxy Statement Filed April 26, 2010
Compensation Discussion and Analysis, page 11
Comment No. 9 General
We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.
Response: The Company reviewed its compensation policies and practices for 2009 and determined that there were no risks arising from them that would be reasonably likely to have a material adverse effect on it. Compensation for 2009 for the Company’s employees consisted of salary, cash bonuses and equity compensation in the form of restricted stock and stock options. While the compensation amounts differ for each employee, the method of awarding it and mixture of it is not structured differently for different divisions within the Company
Comment No. 10 Compensation Committee, page 11
We note your disclosure at page 11 that you participated in and received a report that contained compensation data for 13 companies you selected. Please identify such companies, or tell us why such information is not material. See Item 402(b)(2)(xiv) of Regulation S-K. Refer also to Question 118.05 of Regulation S-K Compliance and Disclosure Interpretations, available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Response: The Company obtained and reviewed two broad-based third-party surveys, Mercer Energy Compensation Survey and the ECI Oil & Gas E&P Compensation Survey. Additionally, in connection with its review of the ECI Oil & Gas E&P Compensation Survey, the Company obtained additional information for 13 companies. The Company used the broad-based surveys to obtain a general understanding of current compensation practices. The Company used the additional information to help it understand the compensation practices of companies with certain similarities to the Company. The Company does not believe the identity of the 13 companies is material.
The Company respectfully requests that it not be required to amend its Form 10-K for the year ended December 31, 2009 to provide the requested disclosure.
Comment No. 11 Compensation Committee, page 11
We note your disclosure at page 11 that you “generally benchmark [y]our executive compensation between the high and the low range of compensation reported by the companies participating in the surveys.” For each element of compensation, and for total compensation, please discuss what you mean by your statement that you benchmark “between the high and low range” of such compensation.
Response: The Company uses the surveys to make sure it compensates its employees for each element of compensation and total compensation within an acceptable range as compared to its peers.
Comment No. 12 Non-Equity Incentive Plan Compensation and Discretionary Bonus, page 13
You disclose that non-equity incentive plan compensation is paid to the named executive officers upon the “successful attainment” of certain company and individual performance objectives and accomplishments. It appears from your disclosure that non-equity incentive plan compensation was not awarded during your fiscal year ended December 31, 2009. If material, please disclose, on a company and individual basis, the relevant company and individual performance objectives, and disclose the actual results attained for each such performance objectives, and disclose the actual results attained for each such performance objective as compared to the goals established at the beginning of the year. To the extent you believe that disclosure of quantitative or qualitative performance information would result in competitive harm, such that the information should be excluded pursuant to Instruction 4 to Item 402(b) of Regulation S-K, please provide us a detailed explanation regarding such conclusion. If you have an appropriate basis for omitting this information, you must discuss the difficulty or likelihood of the company and each named executive to attain the undisclosed performance levels. Refer to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations, available at
http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Response: The Company did not have a bonus plan for 2009 due to the unfavorable macro economic environment. As a result, there were no performance objectives, results or bonus payments for the Company to disclose. The Company disclosed its 2010 bonus plan, including the performance objectives, in a Form 8-K filed June 3, 2010. The Company confirms that it will disclose the actual results of the performance objectives and associated bonus payments, if any, in its 2011 proxy statement.
Comment No. 13 Long Term Incentive Compensation, page 13
For each named executive officer, please disclose how the compensation committee determined the amount of restricted stock and options granted to such officer during your fiscal year ended December 31, 2009. See Item 402(b)(1)(v) of Regulation S-K.
Response: The Compensation Committee granted 5,000 shares to each of the named executive officers on January 1, 2009. As a retention incentive, the Company has historically granted 5,000 shares of restricted stock to the each of the named executive officers on January 1 of each year. These yearly grants insure that each named executive officer continually has 5,000 shares of restricted stock vesting on January 1 of each year.
The Compensation Committee made equal grants of stock options to our named executive officers on April 22, 2009 in order to supplement the named executive officers’ performance and retention incentive following a significant decline in the Company’s stock price. The Compensation Committee determined the amount of each grant to be the amount it deemed material to provide the necessary incentives.
The Compensation Committee granted restricted stock to each of the named executive officers on April 22, 2009 and November 11, 2009 in an effort to offset the impact of the 25% salary reduction taken by each of the named executive officers for part of 2009.
The Compensation Committee did not determine the amount of the stock options awarded to the named executive officers in connection with the stock option exchange commenced July 13, 2009. The named executive officers had the opportunity, not the obligation, to participate in the stock option exchange.
The Company respectfully directs the staff to the last paragraph on page 13 of the Definitive Proxy Statement. The Company respectfully requests that it not be required to amend its Form 10-K for the year ended December 31, 2009 to provide additional disclosure.

Comment No. 14 Grants of Plan-Based Awards, page 16
We note your disclosure at page 16 with respect to options granted on August 21, 2009 to each of your named executive officers in connection with an option exchange. Please tell us why you did not discuss such options in your disclosure provided under the heading “Compensation Discussion and Analysis” at page 11.
Response: The Company understands the staff’s comment. The Company respectfully notes to the staff that it disclosed the terms and conditions and results of the stock option exchange in its Schedule TO and amendments thereto filed July 13, 2009, July 21, 2009 and August 12, 2009 and included further disclosure regarding the stock option exchange in Note 16 of the Notes to the Consolidated Financial Statements to its Form 10-Q for the quarter ended June 30, 2009, Note 14 of the Notes to the Consolidated Financial Statements to its Form 10-Q for the quarter ended September 30, 2009 and in Note 13 of the Notes to the Consolidated Financial Statements to its Form 10-K for the year ended December 31, 2009. The Company respectfully requests that it not be required to amend its Form 10-K for the year ended December 31, 2009 to provide the requested disclosure.
Additionally, the Company acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosures in this letter;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to this letter; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to contact me at (512) 427-3438 or Gene Shepherd at (512) 427-3327 with any questions.

Sincerely,
/s/ Kari A. Potts
Kari A. Potts
General Counsel